FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 19, 2007

GETTY COPPER INC.
(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1
(Address of principal executive offices)

Attachments:

1.   Technical Report- Getty South Copper Deposit June 18, 2007, Craig L. Parkinson P.G.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: July 19, 2007   By: /s/ *"John M. Parks"*
                                          Name

                              Its: Corporate Secretary
                                      (Title)

National Instrument 43-101

Technical Report for the
Getty South Copper Deposit

Kamloops Mining Division
British Columbia, Canada

Prepared For:

Getty Copper Inc.
1000 Austin Avenue
Coquitlam, British Columbia
Canada, V3K 3P1

Prepared by:

Craig L. Parkinson, P.G.

June 18, 2007

Vector Engineering, Inc.
143E Spring Hill Drive
Grass Valley, California 95945
530.272.2448

TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES

ITEM 3   SUMMARY

The Getty South Copper Deposit is located in the Kamloops Mining Division in British Columbia (the Highland Valley Area). The Getty South property is currently 50% owned and controlled by Getty Copper Inc. and 50% owned by Robak Industries Ltd.   Exploration efforts on the property include IP and ground magnetometer surveys, geochemical sampling surveys, trenching, exploratory drilling, geological mapping, and development of underground workings.

The Getty South Property is comprised of 22 Crown Granted mining claims, located in south central British Columbia, Canada on map sheet 92I/056 at 120° 59' 5" West, 50° 32' 32" North in the Kamloops Mining Division.   The claims which cover the Getty South Property are located in the Highland Valley Mining camp, five kilometers north of the former Bethlehem Mine.

The property has been explored intermittently since the late 1950's by almost 4000 meters of surface trenching, approximately 20,353 meters of surface and underground diamond drilling, and 1719 meters of underground workings. Most recently, an exploration program of 13 reconnaissance diamond drill holes were drilled in 1996 and 15 surface trenches with a total length of 1572 meters were completed in 1997.

The Getty South deposit is situated within the upper Triassic Guichon Batholith which is part of the Nicola Group of the Quesnel Terrane. The Quesnel Terrane is a west-facing volcanic island-arc sequence that was thrust upon the North American continent during the Jurassic age. The Guichon Batholith, located 60 kilometers southwest of Kamloops, is an elongated 25 by 40 kilometer body which hosts several world-class low-grade porphyry copper deposits. The Getty South deposit is a composite breccia zone of originally Guichon quartz diorite that has been invaded by andesite, rhyolite and porphyritic dykes and related phreato-magmatic breccias.

Development of the Getty South deposit is recommended, in particular the oxide zone. The deeper resources appear to occur within continuous subvertical shoots that should be amenable to open pit mining followed by trackless mining methods. Proper in-fill drilling, trenching and bulk sampling should be conducted to raise the resource to a higher category.

The scope of this report is to provide estimates of copper resources within the Getty South property at a cut-off grade of 0.20% copper. Resources are classified as inferred based on the sample density and geologic conceptual model. The Getty South Deposit estimated copper resources are estimated at 289.04 million pounds of inferred resources consisting of 28.16 million tonnes at a grade of 0.47% copper. A summary of the inferred resources at the Getty South deposit is provided below:

INFERRED RESOURCE SUMMARY
GETTY SOUTH DEPOSIT
CUT-OFF GRADE = 0.20% COPPER

Ore Type	Tonnes (000's)	Grade (% Cu)	Pounds of Copper (millions)
Oxide	3,100	0.51	34.6
Sulfide	25,060	0.46	255.4
Total	28,160	0.47	290.0

The Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards state, in part, that a mineral resource is an occurrence of natural solid material in the Earth's crust in such form, quantity, and quality (grade) that the material has a reasonable prospect for economic extraction. The author of this Technical Report (Craig L. Parkinson, P.Geo) believes the location, quantity, grade, continuity, and geologic characteristics of the Getty South Mineral Resource are known and have been adequately interpreted from the available geologic evidence, data, and analytical test results. The Getty South Mineral Resource has a reasonable prospect for economic extraction by modern surface and underground mining methods, and under current metal prices and economic conditions.

The author recommends for Getty Copper to conduct additional deep-level exploratory drilling to examine the vertical extent of copper mineralization in the underlying sulfide zone. At lease three (3) in-fill diamond drill core holes should be drilled to a depth of 500 meters. At a cost of approximately $100 per meter, this initial drilling program would cost at least $150,000.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

This report was prepared at the request of Getty Copper Inc. The purpose of this report is to comply with disclosure and reporting requirements set forth in National Instrument 43-101, Companion Policy 43-l01CP, and Form 43-l0l Fl. The principal author of this technical report is Craig L. Parkinson, P.Geo (American Institute of Professional Geologists, Certified Professional Geologist #10098), whom meets the requirements of a Qualified Person as specified by NI 43-101.

This document was based on work conducted and/or reviewed by Vector Engineering, Inc. (Vector) to produce a resource assessment. All other information in this report was either supplied by Getty Copper Inc. or gathered from technical reports and published papers on the Getty and Highland Valley region.

Craig L. Parkinson visited the Getty South property on May 7, 2007 and conducted an examination of the geology, infrastructure, and diamond drill core. Plans, maps, and documents present in the Getty offices at Logan Lake and Coquitlam, British Columbia were examined on May 7 and 8, 2007.

Units of measure used in the report, except where otherwise indicated, are based on the metric system. Various conversion factors from metric units to Imperial measures are given below:

Linear
1 centimeter   = 0.394 inch
1 meter   = 3.281 feet   = 1.094 yards
1 kilometer   = 0.625 mile

Area
1 hectare   = 2.471 acres
1 square kilometer = 0.386 square mile

Weight
1 tonne   = 1.103 short tons   = 2205 pounds
1 kilogram   = 2.203 pound   = 32.122 troy ounces

Assay Values
1 gram/tonne   = 0.0292 ounce per ton   = 1 ppm
1 gram   = 0.0322 troy ounce

ITEM 5   DISCLAIMER

In preparing this document, the authors did not check title to the claims and hereby disclaim any responsibility for such matters. Getty Copper has had qualified persons establish the validity of the various claims that make up the Getty South property.

To the best of the author's knowledge there are no environmental liabilities or other liens against the property. The author is familiar with the assay database and geologic model. Previous authors working on the deposit, such as Michael J. Skopos, have performed exhaustive checks on the assay results and rock descriptions contained within the database.

Based on the available information, the author believes the sample preparation and assay procedures from historical drilling, trenching, and other sample-collection programs conform to industry standards. These activities, analyses, and laboratory assay quality assurance/quality control checks were carried out by qualified individuals, firms, and laboratories. In 1996 and 1997, Getty Copper used Eco Tech Laboratory in Kamloops and ALS Chemex Lab in North Vancouver, and in 2005 Getty Copper used Eco Tech and Acme Analytical Lab. ALS Chemex and Acme laboratories conducted trace element and ore grade analytical testing for copper mineralization, and Eco Tech performed testing for presence of base metals and precious metals, and environmental quality of soil and water.

In the preparation of this NI 43-101 Technical Report, Vector reviewed and incorporated information from the numerous previous technical reports prepared on the Getty South property. Specifically, the author reviewed the Skopos and Lindinger technical reports and, with appropriate revisions, used sections of those reports to prepare Items 3 and 6 through 18 of this report.

ITEM 6   PROPERTY DESCRIPTION AND LOCATION

The Getty South Deposit property consists of 371.19 hectares located on BCGS Map Sheet 92I/056 in the Kamloops Mining Division, British Columbia (Figure 6.1). The property is located in the Highland Valley area on portions of adjoining Crown Granted mineral claims Bill 3, 4, 5, 6, 7 and 8, designated as District Lots 5603 to 5608 inclusive, Kamloops Division, Yale District (Figure 6.2 and Table 6.1).

Maintenance of these claims is achieved by paying an annual cash payment to the Minister of Finance of the Province of British Columbia. The Crown Granted claims are owned and controlled 50% by Getty Copper Inc. and owned 50% by Robak Industries Ltd. The core area Crown Granted mineral claims of the property is overlain by mineral tenures 526593, 519232, 519235, and 519237 which are 100% owned by Getty Copper, and which form part of the property.

These tenures were staked under the new Map Selection procedure using a provision that allows Crown Granted claims to be overstaked. The overlying tenure is shown in Figure 6.3. This procedure is valid because the new Mineral Tenure Act allows natural materials not covered under the predecessor Acts to be described as "minerals," and thus available for "acquisition" under the new Act. These claims are subject to normal assessment requirements under the Act.

The new Act of January 12, 2005 does not allow exploration and mining work completed on Crown Grants to be applied for assessment credit on adjoining mineral tenures, only on overlying tenures. Therefore, the only vehicle available for mineral exploration expenditures completed on Crown Grants to be applied for assessment credit on adjoining tenures is to have both overlying and adjoining tenure.

Exploration is being conducted under Ministry of Energy and Mines Exploration Permit MX-3-151. Sufficient bonding is in place to conduct a surface exploration program for trenching and drilling. To conduct a large trenching or underground exploration program the bond required would have to be increased.


YUKON TERRITORY
FORT NELSON
B R I T I S H
C O L U M B I A
55°
135°
Queen Charlotte Islands
PRINCE GEORGE
Fraser
River
A L B E R T A
KAMLOOPS
50°
130°
GETTY SOUTH PROPERTY
Vancouver Island
VANCOUVER
120°
115°
UNITED STATES
125°
GRAPHIC SCALE
(IN KILOMETERS)

Figure 6.1: Location of Getty South Property in the Kamloops Mining Division



Figure 6.2:   Getty South Crown Granted Claims



Figure 6.3: Getty South Overlying Tenure- Map Sheet 0921056 Kamloops Mining Division

Table 6.1:   Property Lot Data

Lot #	Name	Lot #	Name
5483	A.J. No. 3	5611	BILL No. 11
5601	BILL No. 1	5612	BILL No. 12
5602	A.J. No. 1 FRACTION	5613	BILL No. 13
5603	BILL No. 3	5614	BILL No. 14
5604	BILL No. 4	5615	BILL No. 15
5605	BILL No. 5	5616	BILL No. 16
5606	BILL No. 6	5617	A.J.7
5607	BILL No. 7	5618	A.J.8
5608	BILL No. 8	5619	A.J. No. 5
5609	BILL No. 9	5620	A.J.6
5610	BILL No. 10	5621	A.J. No. 4

ITEM 7   ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Logan Lake, the closest support community, is about 15 kilometres east of the Getty South property. Access to the property is via the Bose Lake Road from the paved Bethlehem Mine Road, and forestry and drill roads provide easy access to the claims. The nearest domestic airport is located in the city of Kamloops approximately 54 kilometers northeast of Getty South. The nearest major city is Vancouver, which is situated approximately 330 kilometres to the southwest by the Coquihalla Highway and provides access to an international airport and seaport.

The Getty South property is located at an elevation between 1400 and 1900 meters. The topographic relief is moderate and the surface is covered by glacial deposits cut by recent stream channels. Small topographic highs are immediately underlain by glacial drift and Tertiary volcanic cover. The climate is characteristic of the "dry belt" of the British Columbia Interior Plateau and precipitation is about 23 centimeters annually. The seasonal climate conditions are generally moderate. Severe weather conditions can occur for isolated periods in the winter, although snowfall is usually moderate and the mean winter temperature is -6.6°C in January. Summer temperatures are cool to warm and mean temperatures are 14.1°C in July. Mining activities can proceed year round.

With the current cycle of high metal prices, it is likely that mining infrastructure and a skilled labor force are available in the Highland Valley area, especially considering the region has a history of porphyry copper mining. The regional surface-water supply is limited however, and previous operators in the Highland Valley area used groundwater for mining operation water supplies. A 500 KVA power line crosses the property and telephone service is available in Logan Lake and at nearby mines. It is believed that all necessary mining infrastructure such as water, power and access will be available for future mining activities.

ITEM 8   HISTORY

Early work in the area covered by the Trojan Holdings is reported by the B.C. Minister of Mines for the years 1902, 1907, and 1915, under the heading of the Albatross and Canopus groups. The work consisted of open cuts and short adits in the breccia zones, and assay results reported ran between 0.5 to 0.9% copper.

Several adits were reportedly driven in the 1920's, and during 1954 key claims were staked by local prospectors which were then purchased by Trojan in 1955. Development work commenced and the property was optioned to Chimo Gold Mines Limited in early 1956, which completed 7620 meters of diamond drilling.

Various drill programs, induced polarization (IP) surveys, surface mapping-trenching-sampling programs, geochemical sampling surveys, and underground exploration projects were conducted on the Getty South property from the 1950's to present.

In 1996, Getty Copper drilled 3236 meters in 13 widely-spaced reconnaissance diamond drill holes on the Getty South Property. In 1997, Getty Copper completed 1572 meters of track-hoe trenching on the Getty South breccia. In this program the northeast oxide zone was systematically sampled and many older trenches were opened up and re-sampled.

To date, exploration work totals 20,353 meters of surface diamond drilling, 1158 meters of underground diamond drilling, 319 meters of underground Jackleg holes, 69.3 line kilometers of Induced Polarization surveying, 1719 meters of underground drifting and a 49-meter 2-compartment shaft. All underground development has been confined to the 150 level.

ITEM 9   GEOLOGIC SETTING

Regional Geology

The Highland Valley porphyry deposits are within the Guichon Creek batholith, which is one of a series of plutons associated and possibly comagmatic with the Nicola Group. The Nicola Group is a succession of Late Triassic island-arc volcanic rocks within the southern portion of the Quesnel Trough in the Intermontane belt. The Nicola Group volcanic rocks form part of a 30-to 60-km-wide northwest-trending belt extending from southern B.C. into the southern Yukon. This belt is enclosed by older rocks and intruded by batholiths and smaller intrusive rocks.

The Guichon Creek batholith is a large, composite intrusion with a surface area of about 1000 square kilometres. A cluster of nine major porphyry copper deposits lie within a 15 square kilometre zone in the center of the batholith. The Getty South property is situated just north of these deposits (Figure 9.1).

The batholith is a semi-concordant composite intrusive that is elliptical and elongated slightly west of north. A central, steeply plunging root or feeder zone is inferred under Highland Valley, and the major deposits lie around the projection of the feeder zone to the surface. The batholith intrudes and metamorphoses island-arc volcanic and associated sedimentary rocks of the Nicola Group, and a metamorphic halo up to 500 meters wide is developed adjacent to the contact.

Rocks at the border of the batholith are older and more mafic, and successive phases moving inward toward the core are younger and more felsic. Although contacts can be sharp, they are generally gradational and chilled contacts are not common. Variations in the batholith geochemistry indicate local areas of assimilated country rock in the border zone and roof pendants in the intrusion. In outcrop, these areas have inclusions of amphibolite and "granitized" metamorphic rocks and compositional variations.

Two younger volcanic-dominated successions are important in the area. First, a northwest trending belt of Cretaceous continental volcanic and sedimentary rocks of the Spences Bridge Group unconformably overlie both the Nicola Group country rock and intrusive rocks along the southwest flank of the batholith. Distribution of the Spences Bridge Group rocks was locally controlled by reactivation of older faults that were important mineralizers in the batholith, such as the Lornex fault. Second, continental volcanic and sedimentary rocks of the Tertiary Kamloops Group cover extensive areas of the batholith and also overlie Triassic and Jurassic rocks from north of Highland Valley to the Thompson River. These also form isolated outliers and local intrusive centers south of the Highland Valley.


Getty West Zone
Getty North Deposit
Getty South Deposit
SYMBOLS
Faults
Mineral Deposits
Getty Copper Corp.
Thompson River
BARNES CREEK FAULT
ICHON CREEK FAULT
Tunkwa Lake
Valley Pit
Bethlehem Pits
JA Deposit
HIGHLAND VALLEY FAULT
Lornex Pit
Highmont Pits
LORNEX FAULT
SPENCES BRIDGE
SKUHUN CREEK FAULT
Nicola River
0 10 kilometers
Craigmont
TERTIARY
Kamloops Group
CRETACEOUS
Spences Bridge and Kingsvale Goups
JURASSIC
Ashcroft Formation
TRIASSIC-JURASSIC GUICHON CREEK BATHOLITH
YOUNGER PHASES
Post-Bethsaida Dikes and Breccias
Bethsaida Phase
Skeena Variety
Post-Bethlehem Dikes and Breccias
Bethlehem Phase
OLDER PHASES
Highland Valley Phase
Guichon Variety
Chataway Variety
Border Phase
TRIASSIC COUNTRY ROCK
Nicola Group
GRAPHIC SCALE

Figure 9.1: Generalized geology of the Getty South Deposit Region showing location of major porphyry Cu-Mo deposits in the area

Local Geology

The Getty South breccia is thought to occur immediately east of a regional north-south striking structure locally called the South Krain Fault. A similarly parallel-striking fault is thought to be located near the east side of the breccia, called the Bethlehem Fault by previous authors and interpreted as a major structural break.

The breccia that defines the Getty South deposit is composite and polyphase. The breccia includes mainly three types of fragment, which are respectively of the Guichon quartz diorite, the rhyolite porphyry and the brown porphyry. All three may be present together or, alternatively, one or other of the porphyries may be lacking. Parts of the breccia body, especially toward its walls, consist of weakly brecciated quartz diorite traversed by widely-spaced veins of matrix in which porphyry fragments are rare or absent.

Rhyolite porphyry sheets and fragments commonly exhibit a strong alteration, which colors them variously pink, buff and light-green and the alteration was effected prior to brecciation. X-ray identification of the fine grained argillic products of this alteration confirmed the presence of much sericite and chlorite, which are predominantly accompanied by quartz.

The matrix of the breccia is diversely altered and varies considerably in composition. In the brecciated rhyolite porphyry the matrix consists largely of fine grained quartz and sericite, with some rare contained quartz grains as large as two millimeters. The differences in fabric and composition of the Trojan breccia suggest that its origin was complex and possibly occurred in more than one stage. The brown porphyry undoubtedly preceded the rhyolite porphyry, and it evidently was emplaced in fractured quartz diorite and may have caused a first stage of brecciation.

ITEM 10   DEPOSIT TYPE

Significant porphyry deposits in the Guichon Creek batholith are confined to the central part of the intrusion. Previous authors relate mineralization to water saturation in the evolving crystallizing magma that allowed separation of a fluid phase, and the metals and other mobile elements were scavenged into this fluid. The first mineralizing event also corresponds with the first major episode of dike emplacement and breccia-pipe formation in the batholith, and the Getty South deposit resulted. The second and most significant mineralizing event followed emplacement of the youngest major phase of the batholith. Some dikes and breccia formation occurred during this event, but large zones of shattering that host mineralization are more significant.

Most copper and molybdenum mineralization in the Highland Valley deposits is fracture controlled. As a generalization, better grades occur where fracture density is higher or where several sets of fractures overlap. Disseminated mineralization is present and sulfide minerals also occur in alteration zones that fringe veins and fractures.

The batholith is internally subdivided into segments by north- to northwest-striking faults. The major north-striking structures are the Lornex and bounding Guichon Creek faults, and the major northwest-striking structures occupy from south to north Skuhun Creek, Highland Valley and Barnes Creek. Large-scale tension fractures have orientations similar to those of the faults, such as northwest-striking Gnawed Mountain dike and the northwest-striking zone of dike swarms extending from the Skuhun Creek fault to the Barnes Creek fault.

Northerly, northwesterly and northeasterly faults and fractures dominate the structural fabric of the region. The faults originated prior to mineralization and have been periodically reactivated. They apparently channeled hydrothermal fluids into faulted, fractured and brecciated sites where they deposited metallic minerals. Tertiary block faulting created a horst and graben pattern that controlled development of the present landscape. This pattern also controlled the level of erosion and consequently the depth of exposure of the ore deposits. Depth of emplacement of the deposits was inferred based on the host rocks, variations in the intensity of alteration, and the presence of porphyry dike swarms and breccias.

The Getty South deposit contains a series of closely spaced (10- to 50-meter separation) subparallel and inter-intruded intermediate to felsic dikes that grade upward into different breccia phases. Structural control appeared strong for dike, breccia, and copper mineralization. Klemens (1997) concluded there are two major structural orientations at Getty South: north-northeast (NNE) steeply west-dipping, and west-northwest (WNW) steeply dipping usually north. Geological maps from underground workings also identify northeast-trending shears and faults that appear to displace north-trending mineralized zones with apparent left-lateral displacement.

ITEM 11   MINERALIZATION

Chalcocite is the main ore mineral and it is disseminated sparsely throughout the phreato-magmatic breccia matrix as minute particles and as larger masses in stringers and faults and as massive replacements of chloritized breccia. The breccia complex apparently was the main controlling structure through which the ore-bearing fluids moved, following irregular channels of high permeability within the breccia matrix and in associated fractures and faults.

Chalcopyrite is also present and is disseminated throughout the breccia matrix as fine particles but more generally as coarse blebs. Copper mineralization (both chalcocite and chalcopyrite) is confined to the matrix of the breccia and occurs as disseminated blebs and fine fracture fillings, and only minor mineralization is found in the fragments. Near the contact of the breccia and the Guichon quartz diorite, the brecciation is more intense and high grade mineralization occurs near the margin of the breccia. Faulting is widespread and intense and locally appears to influence mineral concentrations.

The breccia, from an economic viewpoint, is the most important rock type as all the mineralization appears to be associated with this rock. Native copper and chalcocite are present, and specular hematite and tourmaline are widespread throughout the breccia. At the surface, much of the chalcopyrite has been altered to malachite and chrysocolla.

The main breccia zone covers an area of approximately 300 meters in width and approximately 600 meters in length. Underground work shows higher grade mineralization occurs where brecciation is much more intense than in the central core of the breccia. Faulting near the contact also appears to have had some influence in localizing the mineralized shoots. Both NNE and WNW structures appear to be important controls for the deposition of copper mineralization at Getty South.

The best chalcocite mineralization occurs within breccias and fault zones adjacent to the relatively rigid Guichon rocks on the edges of the breccia body where the WNW and ENE faults intersect near the edge of the breccia body (West Zone, East Zone, Southeast Zone and Northeast Zone). Drift geology and corresponding assay plans in the West Zone appear to display exactly this style with sequences of "multi-percent" copper grades in drifts following NNE, WNW, and NE structures

The East and Northeast zones may have a similar almost mirror-image geometry with the highest copper grades occurring in faults and adjacent breccias at the intersections of north, northeast, and east-west structures. Mineralization in the southeast zone is hosted by semi massive to massive specular hematite veins, breccia, and stockwork that overprints the earlier breccias, including the tourmaline stockwork within which chalcopyrite is disseminated as coarse grains and stringers. Figure 11.1 shows a schematic representation of the 5600750 N East-West section.

National Instrument 43-101 Technical Report on the Getty South Deposit
Getty Copper Inc.

June 2007
Project No. 061811.00



Figure 11.1: Schematic cross-section of Getty South Copper Mineralization Zone- Section 5600750 N

ITEM 12   EXPLORATION

The Getty South property has been the focus of intermittent exploration and development work throughout its history. Previous work consists of geological mapping, geochemical sampling and laboratory analysis, geophysical surveys (Induced Polarization, IP), trenching, drilling, and underground activities.

Available analytical laboratory reports indicate thousands of rock, core, and chip samples have been assayed during the course of exploration on the property. Various IP surveys have helped identify the location of anomalous West Zone mineralization. At least 15 deep trenches have been excavated for a total length of approximately 1572 meters (Figure 12.1 and Table 12.1).

Past drilling programs include diamond and percussion drilling, both core and rotary. Approximately 118 diamond holes totaling 19,003 meters and 25 rotary holes of undetermined length have been drilled on the property. Underground workings consist of an estimated 1719 meters of drifts exploring the mineralized subsurface of the Getty South deposit at the 45-meter level.

No mineral exploration apparently has taken place since 1997. A 50-kilogram sample of oxidized copper mineralized rock from the Northeast Oxide zone was delivered to SGS Lakefield research in Lakefield Ontario in late August 2005.

National Instrument 43-101 Technical Report on the Getty South Deposit
Getty Copper Inc.

June 2007
Project No. 061811.00



Figure 12.1: Locations of 1997 trenches

TABLE 12.1   TRENCHING SUMMARY

TRENCH ID NUMBER	LENGTH (M)	MINERALIZED LENGTH (M)	AVERAGE GRADE (% Cu)	OTHER GRADE DETAILS OF TRENCH
97-1	271	194	0.48	32.0 m @ 1.65%
97-2	125	132	0.91	74.0 m @ 1.46%
97-3	71	80	0.48	28.0 m @ 0.68%
97-4	213	90	0.28	50.0 m @ 0.47%
				18.0 m @ 0.58%
				42.0 m @ 0.35%
97-5	99	68	0.07	-
97-6	39	40	0.19	18.0 m @ 0.28%
97-7	46	42	0.36	-
97-8	99	92	0.31	46.0 m @ 0.56%
97-9	103	96	0.76	-
97-10	58	54	0.02	-
97-11	128	80	1.06	32.0 m @ 1.99%
97-12	76	36	0.27	16.0 m @ 0.46%
97-13	146	124	0.36	32.0 m @ 0.62%
97-14	78	32	0.28	-
97-15	20	14	0.26	-
Total	1572	1174	0.47	-

Summary	
Total length of Trenching (meters)	1572
Total length of mineralized length of trench (meters)	1174
Average grade (% Cu)	0.47

ITEM 13 DRILLING

Previous exploration programs at Getty South have included surface diamond drilling in the 1960's and 1996, percussion drilling in 1973, various stages of underground diamond drilling between 1957 and 1970, and jackleg sludge drilling in 1968. The West Zone in particular was drilled from surface and underground, and from several orientations. Figure 13.1 shows the location of the drill hole collars and Table 13.1 provides a summary of drilling on the property.

During the large 44-hole 1960 drilling program, the recoveries were very poor core and sludge samples were taken in an effort to determine the grade. Recoveries were estimated at 57% for core and 25% for sludge samples.   The 1962 drilling program had similar recovery results, with a core recovery 61% and sludge recovery of 49%.

Mitsui optioned the property in 1963 and drilled 24 deep vertical wire-line holes into and near the West Zone, and in a general 91-meter east-west grid (4 fences) elsewhere. Sludge samples indicated overall recoveries were about 70%. Recovery losses were evidently erratic and possibly confined to steeply dipping fault zones.

In 1968 Phelps Dodge Ltd. completed two diamond drill holes, however little record of this program exists. Available maps indicate they were drilled over 100 meters outside of and to the north of the main breccia zone.

During 1969 and 1970, Mokta (Canada) Limited completed 10 predominantly horizontal diamond core holes throughout the breccia body from the underground workings. Detailed logs and assay plots of this drilling program had been located and documented. The 1996 drill program consisted of 13 widely-spaced reconnaissance diamond drill holes.   Minor core loss occurred within the faulted areas and undetermined amounts of copper mineralization were lost within fault gouge zones. Drill collar locations were identified by GPS surveys.

Some down-hole acid-tube dip tests were conducted to document the dip of the drill holes, but no down-hole compass measurements or core photos are available. Prior to sampling, the core was logged in detail, and RQD and interval recovery measurements made.   Recovery measurements showed an overall 97.5% recovery, with the majority of the core loss occurring in the large shear zones.

National Instrument 43-101 Technical Report on the Getty South Deposit
Getty Copper Inc.

June 2007
Project No. 061811.00



Figure 13.1: Location of Drill Holes

National Instrument 43-101 Technical Report on the Getty South Deposit
Getty Copper Inc.

June 2007
Project No. 061811.00

TABLE 13.1 DRILLING SUMMARY

Hole Number	Length in Meters		Hole Number	Length in Meters
S-1	285		64-9	210
S-2	170		64-10	60
S-3	124		64-10B	189
S-4	190		64-11	198
S-5	80		64-12	168
S-6	162		64-13	50
S-7	133		64-13B	23
S-8	151		64-13C	140
S-9	204		64-14	192
S-10	218		64-15	160
S-11	198		64-16	224
S-12	196		64-17	199
S-13	200		64-18	289
S-14	227		64-19	262
S-15	218		64-20	142
S-16	197		64-21	263
S-17	272		64-22	280
S-18	312		64-23	230
S-19	351		64-24	137
S-20	246		PD68-1	150
S-21	168		PD68-2	94
S-22	330		U-1	183
S-23	372		U-2	135
S-24	322		U-3	139
S-25	66		U-4	35
S-26	78		U-5	40
S-27	114		U-6	52
S-28	208		69-U1	37
S-29	186		69-U2	67
S-30	88		69-U3	91
S-31	113		69-U5	55
S-32	87		69-U6	69
S-33	271		69-U7	112
S-34	91		69-U8	91
S-35	221		69-U9	119
S-36	91		69-U10	104
S-37	170		69-U11	127
S-38	89		U-12	25
S-39	92		U-13	16
S-40	92		U-14	115
S-41	136		U-15	55
S-42	100		U-7(A)	25
S-43	111		U-8	27
S-44	140		U-9	48
D-1	49		U-10	52
D-2	102		U-11	38
D-3	104		GS96-001	301
D-4	102		GS96-002	55
D-5	102		GS96-003	339
D-6	121		GS96-004	305
64-1	263		GS96-005	268
64-2	247		GS96-006	314
64-3	158		GS96-007	245
64-4	198		GS96-008	44
64-5	196		GS96-009	241
64-6	154		GS96-010	303
64-7	213		GS96-011	261
64-8	87		GS96012	302
64-8B	285		GS96-013	257

Summary

Total Number of Holes	118
Total Length of Holes	19,003 meters

ITEM 14   SAMPLING METHOD AND APPROACH

The 1957-1958 phase of underground development was primarily directed at determining the size and grade of the West Zone mineralized breccia pipe on the west side of the Getty South breccia body, also known in the literature as the Trojan and Shaft Zone. The samples consisted of two to four shovels of rock taken from every ore car. Concurrent face chip and later wall samples were also taken. A fairly close correlation between these underground sampling techniques was observed. Wall samples by subsequent operators showed generally close correlation to the muck samples. The underground sampling results suggested that the copper grades from drilling were lower than grades determined by underground bulk sampling.

The sampling program by South Seas Mining Ltd. comprised of underground muck and bulk samples comprising a "shovel-full" from every ore car being coned and quartered and two assays run on the sample. Available literature also suggests every fourth car was sampled and assayed, concurrently with face-chip and later wall sampling.

In 1968, an exploration program was conducted to test the grade of the breccia by driving a drift and bulk sampling all material. Approximately 4500 tons of material were passed through a crushing plant having a capacity of eight tons per hour. The material was split eight times and the final sample was sent to Bethlehem Copper for assay. As each round was passed through the sampling plant, samples were taken every 15-20 minutes from the two conveyors belts and the first splitter. Ten samples were taken from each of the conveyor belts and 10 from the splitter, and each group of 10 samples was combined, split and assayed. The assays for the 30 samples were then averaged and compared to the bulk sample. On completion of the sampling program, channel samples were taken along the walls of mineralized sections for comparison.

Core samples from the 1957 through 1970 programs were split lengthwise with a mechanical splitter with one-half retained and the remainder sent for analyses. Samples for the first three campaigns were analyzed at the Bethlehem Copper mine's assay laboratory, and in Vancouver at the Coast Eldridge and J.R. Williams analytical facilities.

All of the drill core from the 1996 drilling was split with a manual splitter with one half retained and the remainder sent to Eco Tech Analytical Laboratories Ltd. of Kamloops for total copper, oxide copper, and occasionally gold, molybdenum and silver analyses.

Systematic sludge sampling programs were initiated concurrently with the 1960 and 1962 diamond drilling programs. Sludge samples were also taken in the 1964 drilling program, probably for correlations with core copper assay results. Notes from the assay certificates hole D(62)-1 indicate that not all sludge samples were recovered and they cannot be used in calculations.

The 1973 percussion drilling program on the West Zone was systematically sampled, and references state the cuttings from each hole were sampled by a mechanical splitter which collected approximately one-eighth of the total cuttings. Each sample represented an even 3.05-meter (10-foot) section of drilling, and assaying was conducted by Bethlehem Copper Corporation.

The 1950 and 1960's trenching programs were completed during and co-incident with other surface programs, and most analyses were completed at the nearby Bethlehem Mine assay laboratory.

The 1997 chip samples from the trenching program were apparently 10 to 15 cm-wide by 1 to 5 cm-thick by about two meters long continuous channel samples. The samples were collected parallel to one of the walls, or in some position most favorable for objective and accurate sampling of the exposed material in the excavator trench. The samples were sent to Eco Tech Analytical Laboratories Ltd. of Kamloops for total copper, oxide copper and occasionally gold, molybdenum and silver analyses.

ITEM 15   *SAMPLE PREPARATION, ANALYSES AND SECURITY*

Samples from earlier exploration drilling programs at Getty South appear to have been analyzed by reputable independent analytical laboratories in accordance with accepted industry practices of the time. Much of the underground sampling was sent to the Bethlehem Mine assay laboratory, especially the material from the 1963 to 1968 programs.

It appears the sample preparatory efforts made to determine underground copper grades using muck and car bulk samples met or exceeded industry standards at the time. There is no record that the 1960 drilling programs used an independent analytical laboratory for check assays. Some of the underground drilling samples were evaluated by check and confirmation sample analysis by Coast Eldridge and Williams analytical facilities in Vancouver. There is insufficient documentation to determine the reliability of historical sample preparation, analyses, and security, except that reputable firms performed these services.

The samples from the 1996 diamond drilling and 1997 trenching exploration programs appear to conform with industry-standard quality controls. Most samples were sent to Eco Tech Analytical Laboratories of Kamloops for total copper, oxide copper, molybdenum, silver and gold.

In 1996 and 1997, Getty Copper used Eco Tech Laboratory in Kamloops and ALS Chemex Lab in North Vancouver, and in 2005 Getty Copper used Eco Tech and Acme Analytical Lab. ALS Chemex and Acme laboratories conducted trace element and ore grade analytical testing for copper mineralization using appropriate aqua regia, acid extraction, fusion, and atomic adsorption methods. Eco Tech performed testing for presence of base metals (copper and molybdenum) and precious metals (silver and gold), and environmental quality of soil and water.

ITEM 16   DATA VERIFICATION

All data in this Technical Report was supplied by Getty Copper for use in assessing the resources of copper present on the Getty South property. There was no attempt made by the current author to verify the exact drill-hole and trench locations, orientations, or depths, nor the assay results in the assay database. Available references indicate Eco Tech Analytical Laboratories used appropriate sample standards and blanks during the drilling programs, and ALS Chemex conducted check assay procedures. The author presumes this information has been prepared by qualified individuals and has not been misrepresented in the existing reports.

A thorough review of the information present at Getty Copper Inc.'s Logan Lake and Coquitlam offices was conducted. It is Vector's opinion that the numerous historic exploration and development methods used to evaluate the copper content and geology of the 1719-meter underground development workings were of high quality and conducted by professionals utilizing standards commonly used in the mining industry. Previous authors note that minor data entry errors are present in the many separate databases, both hard copy and digital, and some of the earlier errors have been corrected.

ITEM 17   ADJACENT PROPERTIES

The Getty Copper Property is near the Highland Valley Copper (HVC) mine claims and mining leases which are directly to the south. The HVC operation includes the past producing Bethlehem mine, and currently producing Highland Valley and Lornex mines. The HVC operation is the largest operating base metal mine in Canada based on tonnes of ore and waste moved per day.

ITEM 18   MINERAL PROCESSING AND METALLURGICAL TESTING

In 1967, a 157-kilogram (345-pound) bulk sample was sent to the Federal Department of Mines and Technical Surveys in Ottawa for flotation recovery testing. A recovery of 91.4% was obtained by adding sodium sulfide to oxidize the ore prior to flotation concentration. The laboratory also recommended leaching the oxide material as a more cost effective treatment.

In 1968, Britton Research Limited conducted metallurgical tests on sulfide copper mineralization, presumably from underground developments in the West Zone.   Test results showed recoveries of 98% copper from a grind of 65% passing 200-mesh using conventional flotation methodologies. A high grade concentrate assaying 47% copper was produced by two-stage cleaning of the rougher concentrate. Britton concluded that at least 95% recovery could be achieved on a full scale mill using similar feed. Subsequent to the 1968 test, it appears metallurgical testing on Getty South deposit has been largely confined to preliminary determinations of oxide copper percentages versus total copper assays in the 1996 drilling and 1997 trenching programs.

ITEM 19   MINERAL RESOURCES AND MINERAL RESERVE ESTIMATES

The author evaluated the mineral resource conceptual model for the Getty South project based on the available geological and assay information provided by Getty Copper. The resource classification conforms to the CIM classification of the Canadian National Instrument 43-l0l resource and reserve definitions. The geological resource conceptual model was prepared by Michael J. Skopos, P.Geo (AIPG Certified Professional Geologist #05999), of Sacramento, California. Mr. Skopos is a geologist and mine development-design specialist with 50 years experience in precious- and base-metal operations worldwide.

Mr. Skopos is very familiar with the Getty South Deposit and has verified drill hole, trench, and sample locations, and verified the accuracy of the drill results and assay database. He examined numerous geologic and drill assay cross sections, plan maps showing the assay results of trench sampling, and elevation maps depicting copper resource blocks of the underground levels. Using these maps and sections, Mr. Skopos measured the width, length, and depth of individual mineralized blocks within the near-surface oxide mineralized zone and deep-level sulfide mineralized zone. He subsequently calculated the tonnes and grade of specific zones and blocks, and used this data to estimate the copper resources at the Getty South deposit. An example of the resource blocks evaluated by Mr. Skopos for the 1575 Elevation is provided in Figure 19.1.

Mr. Craig L. Parkinson, P.Geo (AIPG Certified Professional Geologist #10098), reviewed the geologic and mineral resource model in detail with Mr. Skopos, and Mr. Parkinson agrees with the input parameters, methods, and output results of the resource estimate.

The CIM Definition Standards state, in part, that a mineral resource is an occurrence of natural solid material in the Earth's crust in such form, quantity, and quality (grade) that the material has a reasonable prospect for economic extraction. The author of this Technical Report (Craig L. Parkinson, P.Geo) believes the location, quantity, grade, continuity, and geologic characteristics of the Getty South Mineral Resource are known and have been adequately interpreted from the available geologic evidence, data, and analytical test results. The Getty South Mineral Resource has a reasonable prospect for economic extraction by modern surface and underground mining methods, and under current metal prices and economic conditions.

The drill-hole database used for the current resource study of the Getty South project consists of at least 118 drill holes with a total drilled length of 20,353 meters. In addition to the drilling results, 15 trenches with a total length of 1572 meters were evaluated in conjunction with observation made in the 1719 meters of underground workings. During preparation of the resource model, Mr. Skopos reviewed the following cross sections:

Watts Griffis McOuat (WGM) 1997
        Northing Sections- 400, 450, 500, 550, 600, 650, 700, 750, 800, 850

Vern Neissen 1996
        Northing Sections- 5600450, 5600550, 5600650, 5600750, 5600850

Gower 1992
        118230, 118500, 119000, 119200, 119300, 119500, 119700

A.G. Pentland 1967
        118500, 1196000, 119200, 119300, 119500, 119700

Mitsui 1964
        A-A', N1-1', N2-2', 3-3', 4-4', 5-5', 7-7', 9-9', 64-2--64-1, 64-17—64-18
        64-16—64-23, 64-22—64-19,

The structural geological setting of the Getty South deposit consists of elongated, en-echelon, rectangular, faulted blocks displaced to the south, which is typical of the eastern portion of the Guichon Batholith. The Getty South deposit appears to be influenced by two key strike-slip fault zones. These are the western-most Getty North (Krain) Fault, located just west of the Getty South Shaft and the main West Breccia Zone, and to the east lies the Bethlehem Fault (also known as the Jersey Fault). The rotational deformation which has occurred between these two faults has generated both a sinistral Krain displacement, which has influenced clockwise movement of the main West Breccia Zone, and dextral or counterclockwise movement by the Bethlehem (Jersey Fault) to the east of the shaft.

Theses two key faults have influenced approximately a 180-degree change in the dips of the most prominent fracture density copper patterns between the two key faults. As a result, the copper values have also been offset within each block. A few key diamond core drill holes will probably confirm this rotation and establish the geological structural model of the Getty South deposit. It appears the main Breccia Zone of the Getty South deposit, which is hosting the copper deposit, may be getting wider at depth. This is due to the outward dip of the key strike slip faults, and the copper mineralization is open in every direction.

The various breccia zones involving the Main West, Southwest, Northeast and Southeast exhibit high copper values at 300 meters and are open to depth. Both the Getty South and Getty North deposits appear to have northeast-trending structures as important mineralization controls. The deposits appear to be controlled by the same structural controls and appear to be similarly mineralized.

Currently, the Getty South Deposit does not have sufficient sample density for the determination of a measured or indicated mineral resource. The work accomplished to date has been sampling the underground workings, surface trenches, and exploration diamond core holes to test the continuity of the mineralized blocks.

An Inferred Mineral Resource is based on geologic evidence, historic and modern sampling, and reasonable geologic and grade continuity assumptions under part 1.3 and 1.4 of Companion Policy 43-101CP to NI 43-101. Assays from underground workings, trenches, and drilling were used for estimates of tonnes of material and potential grade. Data produced by previous workers were assumed to be correct based on their reputation in the industry, and were thus used in the estimates.

Inferred Mineral Resource

The CIM Definition Standards states, in part, that an Inferred Mineral Resource is the part of a Mineral Resource for which the quantity and grade can be estimated based on geologic evidence, sampling and analysis, and reasonable geologic and grade continuity. The Inferred Mineral Resource estimate presented in this Technical Report is based on geologic information and sample assay data obtained by appropriate techniques from outcrops, drill holes, trenches, and underground workings.

The inferred resource estimates for the Getty South Deposit are based on estimates of the length, width and down-dip extension of the mineralized zones for each block in the conceptual model. The strike length of known mineralized structures is in excess of the lengths used for each individual block. The inferred mineral resource is composed of numerous inferred ore blocks projected from drill intercepts, underground sampling and mineral continuity data collected from surface trenches. Configuration and estimates of grades of the resource blocks are based on drill intercept data and on direct observation of the structures in underground workings.

The resource blocks evaluated by Mr. Skopos are shown diagrammatically in plan view in Figure 19.1 based on the 1575 Elevation. The west and east mineralized zones are depicted in section view in Figure 11.1. Under the observation of Mr. Parkinson, Mr. Skopos examined maps of surface trenches and underground workings, drill data, geologic maps and sections, and various reports during the course of calculating the inferred resources at Getty South using a cut-off grade of 0.20% copper. The deposit consists of an upper oxide zone that extends to an average depth of approximately 45 meters, and a lower sulfide zone that extends to an elevation of 1375 meters.

The oxide zone consists of four separate areas: Northeast, Main West, Central, and Southeast. Likewise, the sulfide zone consists of six separate elevation levels 50 meters thick: 1625, 1575, 1525, 1475, 1425, and 1375. A summary of the Inferred Mineral resource defined in the Getty South Deposit is presented in Table 19.1.

National Instrument 43-101 Technical Report on the Getty South Deposit
Getty Copper Inc.

June 2007
Project No. 061811.00



Figure 19.1: Getty South Deposit Copper Resource Blocks – 1575 Elevation

National Instrument 43-101 Technical Report on the Getty South Deposit
Getty Copper Inc.

June 2007
Project No. 061811.00

TABLE 19.1
INFERRED RESOURCE SUMMARY
GETTY SOUTH DEPOSIT
CUT-OFF GRADE = 0.20% COPPER

Ore Type	Tonnes (000's)	Grade (% Cu)	Pounds of Copper (millions)
Oxide	3,100	0.51	34.6
Sulfide	25,060	0.46	255.4
Total	28,160	0.47	290.0

OXIDE ZONE
45-Meter Depth

Area	Tonnes (000's)	Grade (% Cu)	Pounds of Copper (millions)
Northeast	1,990	0.58	25.5
Main West	340	0.44	3.3
Central	184	0.34	1.4
Southeast	586	0.34	4.4
Total	3,100	0.51	34.6

SULFIDE ZONE

Elevation	Tonnes (000's)	Grade (% Cu)	Pounds of Copper (millions)
1625	2,980	0.50	32.9
1575	5,780	0.51	65.0
1525	5,400	0.50	59.5
1475	4,600	0.43	43.6
1425	3,500	0.40	30.9
1375	2,800	0.38	23.5
Total	25,060	0.46	255.4

"Due to the uncertainty which may attach to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies." (Canadian Institute of Mining, Metallurgy and Petroleum, 2004)

The author believes there are no environmental, permitting, legal, taxation, marketing or political factors that are known to exist that might impact the inferred mineral resources described above. Because this is an historic mining area that has produced in the past, no unusual mining problems are anticipated to exist.

ITEM 20   OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data or information to be included in this report.

ITEM 21   INTERPRETATION AND CONCLUSIONS

The Getty South deposit is a historic mining property in an area with significant exploration and development for copper mineralization. It is in an area with existing copper production, the Highland Valley Area.

The deposit is open at depth and laterally in every direction. Additional exploration and development work is warranted to identify the vertical and horizontal extent of copper mineralization. The deep levels of the project area make excellent drilling targets for resource expansion. These deeper levels offer potential for underground mining methods.

The Getty South area exhibits significant copper mineralization within a favorable geologic province.   The geologic resource conceptual model indicates the copper mineralization may be more continuous than that depicted in block models. Additional development activities may indicate it is possible to incorporate both surface and underground mining operations to increase the economic viability of the project.

ITEM 22   RECOMMENDATIONS

The following recommendations are offered to Getty Copper Inc. to further define copper resources on the Getty South Deposit property:

- Conduct additional deep-level exploratory drilling to examine the vertical extent of copper mineralization in the underlying sulfide zone. At least three (3) in-fill diamond drill core holes should be drilled to a depth of 500 meters. At a cost of approximately $100 per meter, this initial drilling program would cost at least $150,000.

National Instrument 43-101 Technical Report on the Getty South Deposit
Getty Copper Inc.

June 2007
Project No. 061811.00

- Obtain all the required environmental permits for future exploration and development activities.

- Evaluate the most cost-effective and efficient procedures for combining open-pit mining of the near-surface copper mineralization with mining the deeper copper mineralization using trackless underground methods.

- Conduct additional metallurgical studies on the copper-bearing material to investigate alternative procedures to increase recoveries.

A cost effective method to increase understanding of the Getty South deposit is to determine the most prominent mineralized trends by in-fill drilling and surface trenching, and bulk sampling. Review of past geochemical and geophysical surveys indicates three target areas. The first target is the IP and geochemical anomaly west of the Main Breccia Zone. This zone is on the Krain Fault and was intersected by drill holes GS 96-4 and GS 96-7 with significant assay results up to 1.0% copper. The second target is the Southwest Main Breccia Zone extension which is indicated by IP and geochemical surveys, and drill hole GS 96-4 returned grades up to 1.0% copper. The third target is an IP and geochemical anomaly 300 meters north of the Getty South Deposit shaft, with assay results up to 0.5% copper.

In-fill trenching is recommended between trenches 97-1 and 97-2, 97-1 and 97-3, and 97-4 and 97-12. Additional trenching is also recommended on the Main, Northeast, East, and Southeast Breccia Zones.

Strip and bulk-sample the main oxide zones to establish representative geologic controls, structure orientation, and copper grade continuity in an effort to upgrade the resource classification to indicated or measured. This will also assist in preparing for production of the surface supergene oxide resource. Shallow open-pit mining development of the surface copper oxide mineralization will produce geologic data for a better understanding of the structural controls. Assays of bulk rock samples and blast-hole samples will provide better grade determinations than core and rotary drilling.

ITEM 23   REFERENCES

Ager, C.A., McMillan, W.J., and Ulrych, T.J., 1973: Gravity Magnetics and Geology of the Guichon Creek Batholith, British Columbia Ministry of Energy, Mines and Petroleum Resources, Bulletin 62.

Alfred R. Allen, 1963: The Trojan Property of South Seas Mining Ltd. 22 pages.

Barr, 1958: Summary of Mining Prospect, Trojan Property, Northwestern Explorations, Limited.

Blann, David E., P. Eng., January 26, 1996: Report on the Getty Copper Property.

Blann, David E., P. Eng., September 30, 1996: memo to WGM and Getty Board of Directors.

Blann, David E., P. Eng., Various Letters, Faxes and Memos

Britton, 1969: Metallurgical tests on a sample of copper ore from the Trojan Property submitted by South Seas Mining Ltd. Progress Report No.1.

Canadian Exploration Limited, April 12, 1965: Memorandum Krain and Trojan Properties.

Canadian Institute of Mining, Metallurgy and Petroleum, 2004: CIM Definition Standards on Mineral Resources and Mineral Reserves.

Canex Aerial Exploration Ltd., March 1966: South Seas Mining Ltd. Trojan Property.

Casselman, M.J.; McMillan, W.J.; and Newman, K.M.; 1995: Highland Valley Porphry Copper Deposits near Kamloops, British Columbia: A Review and Update with Emphasis on the Valley Deposit.

Coveney, C.J., P.Eng., September 18, 1967: Consultant report on the South Seas Trojan Property Highland Valley, GCNL NO.181

Coveney, C.J., P.Eng., 1969: Report on 1968 Exploration Program on the Trojan Property for South Seas Mining Ltd.

George Cross Newsletter: Various from 1960 to 1969.

Glanville, 2002: A Valuation and Fairness Opinion Regarding the Proposed issuance of 12 million shares of Getty Copper Corp. in Exchange for a 50% interest in Getty South and 100% interest in Each of Getty Central and Getty Southwest.

Glanville, 2004: A Valuation of the Interest of Robak Industries Ltd. In the Getty South Copper Deposit.

Gower, S.C., 1992: Compilation report on the Getty South Property.

Gower, S.C., and Beattie, M. J. V., PhD., P. Eng., 1992: Economic Evaluation of Getty North.

Gower, S.C., P. Eng., January, 1996: Background Information on Getty North and Getty South Properties.

Hemsworth, F. J., Magnetometer Survey of the Trojan Property.

Hill, H and Stark, L., October 15, 1957: Report on Trojan Consolidated Mines Ltd.

Hill, H. and Stark, L., July 7, 1961: Report on Trojan consolidated Mines Ltd.

Kerr, T.M., 1962: Report by Scope Mining and Exploration Ltd.

Klemens, Werner P., PhD., December 1997: Report on Geology and Structure of Getty South (Trojan) Brecia-Pipe Copper Deposit, plus attachments

Lindinger, J.E.L., P.Geo., 2005: Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body.

Livgard, E., 1979: The Trojan Property.

Longe and Bates, 1968: Guichon Batholith Report.

Manning, L.J., P.Eng., 1969: South Seas Underground Mining Proposal.

Manning, L.J., P.Eng., 1974: Report On The Trojan-South Seas Property For Oxbow Resources Ltd.

McMillan, W.J., PhD., P.Eng., 1971: Preliminary Geological Map of the Highland Valley, B.C.D.M.

McMillan, W.J., PhD., P.Eng., 1985: Geology and Ore Deposits of the Highland Valley Camp, In Mineral Deposits Division Field Guide and Reference Manual Series No. 1, Edited by A.J. Sinclair, Geological Association of Canada.

McMillan, W.J., PhD., P.Eng., February 2003: The Getty Copper Highland Valley Project Reports: A Technical Review, For Getty Copper Corporation.

Mitsui Mining Ltd., 1964: Detailed assay results, plans and cross sections Getty South Deposit, Binder 73 Logan Lake mines office.

Neissen, V., 1996: Cross Sections of Getty South Deposit

Newman, K.M., P.Geo., 1997: Progress Report January 1st to January 15, 1997.

Newman, K.M., P.Geo., Letter dated March 16, 1997

Northcote, K.E., PhD, P.Eng., 1969: Geology and Geochronology of the Guichon Batholith.

Pan, G., 1995: Practical Issues of Geostatistical Reserve Estimation in the Mining Industry, Canadian Institute of Mining and Metallurgy, September 1995.

Parliment, H., 1962: Report on South Seas Mining Ltd Trojan consolidated Option.

Pentland, A.G., PhD., P.Eng., July 5, 1967: South Seas Mining Limited Trojan Mine Highland Valley, B.C.

Pentland, W.S., 1965: Krain and Trojan Properties Highland Valley B.C.

Pentland, W.S., February 9, 1966: South Seas Mining Ltd. Trenching Locates Widespread Copper Mineralization, GCNL No. 28.

Pentland, W.S., 1967: South Seas Mining Ltd. Trojan Mine, Highland Valley B.C.

Pentland, W.S., July 21, 1967: South Seas Mining Ltd. Puts Reserves At 17,000,000 Tons Averaging 0.75%, GCNL NO 144.

Pentland, W.S., January 13, 1967: South Seas Mining Ltd. New Drift in High Grade, Current Financing Outlined, GCNL NO 9.

Preto, V.A., PhD., P.Eng., 1972: Geology of Copper Mountain, British Columbia Department of Mines and Petroleum Resources, Bulletin 59.

Preto. V.A., PhD., P.Eng., April 7, 1997: Preliminary Interpretation and Evaluation of Geology and Structure of Getty North (Krain) Copper Project Highland Valley, British Columbia,.

Preto, V.A., PhD., P.Eng., and Perry, B.J., PhD., August 7, 1997: Highland Valley Project Memo, Getty South Trenching.

Preto, V.A., PhD., P.Eng., and Perry, B.J., PhD., September 1997: Getty South Property Robak Option & Getty West-Transvaal Property (Globe Option). An Assessment of Work Completed and Recommendations for Future Work.

Scholz, E.A., 1966: South Seas Copper Property.

Sharpstone, D.C., 1963: Summary Report, Trojan Mine.

Simpson, Robert, P.Geo., December 9, 1977: Getty Copper Corp. Highland Valley Project Getty South Deposit.

Skopos, Michael J., P.Geo., 1996: Geology and Evaluation Report of the Getty Copper Project.

Soever, Alar, P.Geo., June 30, 2004: Letter-Report, Getty South.

Soever, Alar, P.Geo., March 28, 1997: Update Report Getty Copper Project.

Stewart, J.W., 1968: Exploration and Sampling Program at South Seas Property in Highland Valley.

Vivian, G., P.Geo., and D. White, 2007: Technical Report on 2006 Ground Geophysics and Previous Exploration, Including Diamond Drilling, DOT Property, Alhambra Resources Ltd

Watts, Griffis and McOuat, 1996: Report on the Highland Valley Porphyry Copper Property of Getty Copper Corp.

Watts, Griffis and McOuat, March 5, 1997: Summary of the 1996 Exploration Program on the Highland Valley Porphyry Copper Property of Getty Copper Corp.

Watts, Griffis and McOuat, 1997: Getty Copper Corp. Highland Valley Project Summary.

Watts, Griffis and McOuat, March 28, 1997: Getty South Project Update.

Watts, Griffis and McOuat: Various Letters, Faxes and Memorandums.

White, W.H., 1958: Report on the Geology and Economic Possibilities of Part of the Property of Trojan Consolidated Mines Limited, Highland Valley, B.C.

National Instrument 43-101 Technical Report on the Getty South Deposit
Getty Copper Inc.

June 2007
Project No. 061811.00

24.0 DATE AND SIGNATURE

CERTIFICATION OF AUTHOR

I, Craig L. Parkinson, P.G., hereby certify that:

1. I am a United States citizen residing at 13800 Gold County Drive, Penn Valley, California 95946 USA.

2. I graduated from the University of Nevada, School of Mines (M.Sc. Hydrogeology) in 1993, the University of Idaho, College of Mines (M.Sc. Mining Geology) in 1984, and Cornell College, Iowa (B.Sc. Geology) in 1980.

3. I am a professional geologist registered in the State of California (#6058) and a member of the American Institute of Professional Geologists (CPG #10098).

4. I have experience in my profession since 1981 in the field of exploring, developing, and producing precious metals, base metals, and aggregates.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. The Technical Report is titled "National Instrument 43-101 Technical Report for the Getty South Copper Deposit, Kamloops Mining Division, British Columbia, Canada" dated June 18, 2007 and I authored the entire document. I visited the property on May 7, 2007.

7. I have not had prior involvement with the property that is subject of this Technical Report.

8. As of the date of this certificate, to the best of my knowledge, information, and belief, the Technical Report contains all the technical information that is required to be disclosed to make the Technical Report not misleading.

9. I am independent of Getty Copper Inc. applying the tests in Section 1.4 of National Instrument 43-101.

10. I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that Instrument and form.

Prepared in Grass Valley, California on June 18, 2007.



Craig L. Parkinson, P.G
Professional Geologist- California #6058

25.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

Not applicable.

26.0 ILLUSTRATIONS

Not applicable.

National Instrument 43-101 Technical Report on the Getty South Deposit
Getty Copper Inc.

37